EXHIBIT 99.1

VIZSLA SILVER PROVIDES EXPLORATION UPDATE ON PANUCO PROJECT: OUTLINES 10KM DRILL PROGRAM TO TEST NEW TARGETS IN THE EAST AREA

NYSE: VZLA   TSX-V: VZLA

VANCOUVER, BC, Aug. 21, 2024 /CNW/ - Vizsla Silver Corp. (TSXV: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to provide an update on resource expansion potential and outline its exploration plans to test high priority targets in the central and east areas of its flagship Panuco silver-gold district (the "Property" or "Panuco") as well as other greenfield prospects located in Sinaloa, Mexico.

"With Panuco Project 1 now having been defined, the hunt for Project 2 begins," commented Michael Konnert, President and CEO. "Since our initial discovery at Napoleon, we have completed over 350,000 metres of diamond drilling, made several new discoveries and outlined a robust, high-grade resource base which serves as the foundation for Panuco Project 1, located in the southwest corner of the district. We are now determined to identify the next epicenter of high-grade mineralization in the central and/or east area of the district with the potential to host similar resources to that outlined in Project 1. To support this objective, we have budgeted 10,000 metres of new exploration drilling for the remainder of the year designed to test highly prospective targets. These select targets are based on an improved geologic understanding of the structural controls to mineralization as well as ongoing mapping, sampling, observations of metal ratios and alteration and other exploration methods. Additionally, we will continue to enhance the resource base that informs the Project 1 PEA through an expanded infill program targeting the first few years of production from Copala. This will culminate in a mineral resource update planned for late Q4 2024."

Key Exploration Objectives for 2024

  Complete +10,000 metres of exploration drilling in the central-east area of the district.
  Complete +5,000 meters of resource infill/expansion drilling in Copala central.
  Complete VTEM, airborne mag and radiometric surveys on 950 l-km.
  Advance mapping of the district to 70% coverage.
  Provide updated resource estimate in Q4 2024.

Webcast

Vizsla Silver will be hosting a webcast at 9:30 am PT (12:30 pm ET) on Thursday, August 22, 2024, to present and discuss the geology of the Panuco district and outline its exploration plans and objectives for the remainder of the year. To register, please click here.

Exploration Approach and Organic Growth

The foundation of Vizsla's exploration approach for organic growth consists of detailed mapping, rock chip sampling aided by a LiDAR DTM model of the district and diamond drilling. Other initiatives such as alteration mapping with the use of Terraspec ASD® and 3D modelling of alteration minerals and metal ratios support prioritizing prospective targets. Additionally, ground Electro-Magnetics ("EM"), airborne magnetics, high-resolution multispectral satellite imagery, age dating and more recently AI and machine learning-based targeting done by VRIFY have been key for targeting. Furthermore, in 2023, the Company established a technical committee with Dr. Peter Megaw and Dr. Craig Gibson (Prismo Metals Inc.) to further enhance the knowledge of the district and to augment the probability of finding new mineralized centers (see Press Release dated April 26, 2023).

Vizsla's exploration approach and programs completed to date have resulted in a significantly improved geologic understanding of the district and have successfully defined multiple layers of exploration upside radiating out from the current center of mass in the west. This center of mass, referred to as Project 1, hosts ~98% of the current mineral resources and is the focus of the recently published PEA (see Press Release related to mineral resources update from January 8, 2024, and PEA from July 24, 2024). Project 1 upside potential consists of 1) expansions to open resources on known structures and 2) proximal targets located within hauling distance to the proposed PEA processing location in the west area.

Beyond expanding resources and testing targets which support Project 1 in the west, Vizsla is committed to finding additional mineralized centers in the central and east areas of the district. Through the application of Vizsla´s exploration approach and initiatives across the district, the Company has defined several district-wide targets it plans to test in H2 2024, which have the potential to host similar resources to that of Project 1.

Additionally, the recent acquisitions of the La Garra and San Enrique properties have significantly increased Vizsla's land package in the emerging and highly prospective Panuco-San Dimas corridor situated on the Western Mexico Silver belt. This adds yet another layer of blue-sky exploration upside potential. The Company has already started building a GIS database of the region and plans to apply the same exploration approach that has been successful at the contiguous Panuco property to these two prospects in the future.

Figure 1: Plan map of the Panuco property highlighting proximal exploration targets in the west (orange circle) and high priority district-wide targets in the central-northeast areas (blue circles). (CNW Group/Vizsla Silver Corp.)

Enhancing Project 1:

Since data cut-off for drill results to be included in the current MRE (September 1, 2023), Vizsla has completed over 65,000 metres of drilling designed to upgrade and expand mineral resources in the western portion of the district, particularly on the Copala, Napoleon and La Luisa veins.

To date, exploration and resource drilling at Copala has traced mineralization along ~1,770 metres of strike length and ~400 metres down dip and measuring ~10 metres (~33 feet) thick on average. Three vein splays have also been discovered at Copala. Copala 3 is situated on the hanging-wall side of the main Copala structure, while Copala 2 and Copala 4 are located on the footwall side, between the high-grade Cristiano Vein and Copala main.

Our most recently completed Copala infill program (~10,000 metres at ~25 metre centers) has successfully confirmed high-grade precious metal continuity within the area planned for the first two years of mine production (see Press Release dated July 9, 2024 for preliminary results). Given the ongoing success of Copala infill drilling, and the new discovery of a historic mine adit exposing the Copala Vein approximately 200 metres above the current resource boundary, Vizsla has expanded its Copala infill program by an additional 5,000 metres (see Figure 2).

Figure 2. Longitudinal section of Copala vein with mineral resources, planned stopes, drill-hole intercepts and location of the recently discovered Copala adit. (CNW Group/Vizsla Silver Corp.)

Infill drilling completed at the southern extent of the Napoleon area has also demonstrated mineral continuity along the main Napoleon structure and splay veins, particularly the high-grade, shallow dipping Hanging Wall 4 ("HW4") splay vein. Drilling results and observations based on metal zonation and alteration continue to support the interpretation that the corridor is tilted, where the southern extent of drilling is at the top of the mineralized horizon, near surface. Ongoing analysis of core samples and 3D modelling of metal ratios and alteration minerals have further enhanced our understanding of the local controls on mineralization and have defined vectors to three potential feeder zones along the main Napoleon Vein.

At HW4, recent infill drilling has returned higher than average grade silver and gold values. The HW4 vein dips to the east at a shallow angle (35° to 55°) and is situated within the hanging wall side of the main Napoleon vein. HW4 remains open to the east, particularly in its southern extent where the vein shows higher silver and gold grades.

Other notable targets included the Cruz Negra and La Luisa Veins. At La Luisa, recent exploration has not only expanded the zones mineralized footprint well beyond the 2024 MRE boundary, but new alteration mapping with the aid of Terraspec®, has validated Vizsla's local exploration model. At La Luisa, the Company has identified a 400-metre gap between the current mineral resource boundary and seven exploratory holes in the north. Furthermore, two potential feeder zones within a target depth horizon have been interpreted through geologic modelling and observed metal ratios. Cruz Negra, located between La Luisa and Napoleon main, remains open along strike to the north, and the more recent discovery, El Molino, which is a high-grade northeast trending vein discovered through condemnation drilling between Napoleon and Copala in 2023 is open in all directions. Other proximal targets in the west area include 4 de Mayo, the potential Colorada-Napoleon intersection, Esmeralda-Tecolote, San Jack and San Peter.

Resource Extension Targets:

  The Copala structure remains open down-dip in the south and along strike to the north. Additionally, with the recent discovery of the historic Copala adit, potential for high-grade mineralization closer to surface in the central portion of the vein has been confirmed.
  Napoleon HW4 is a shallow dipping vein that splays off to the east from main Napoleon. Drilling targeting main Napoleon has reported multiple high-grade intercepts along HW4 that warrant future resource expansion down dip to the east.
  La Luisa remains open at depth and along strike to the southeast and to the north in the 400 metre gap zone. Additionally, geologic modelling and observed metal ratios suggest two potential feeder zones at depth that warrant future drill-testing.
  Cruz Negra is a relatively narrow (average thickness), gold-rich vein trending northwest that splays off from the Josephine Vein (situated parallel to Napoleon). Open-ended intercepts completed in 2022 suggest that mineralization continues to the northwest in the direction of the Alacran Vein in the northwest. The 500 metre gap between Cruz Negra drilling in the southeast and Alacran in the northwest warrant future exploration drilling.

Proximal Targets:

  4 de Mayo is a set of subvertical narrow veins trending northwest located west of La Luisa. Scout drilling in the area has reported some high-grade silver intercepts close to surface. The 4 de Mayo vein shows strong pinch and swell characteristics but remains open to the south and at depth.
  Colorada-Napoleon intersection is a conceptual target located at the projected intersection of the Colorada Vein and the northern extent of Napoleon, where indications of good structural preparation exist. This target has been validated by preliminary AI and Machine Learning analysis done by VRIFY.
  Esmeralda-Tecolote is a set of two epithermal veins discovered through mapping. Sampling on the veins and vein textures suggest a high level in the epithermal profile and warrants drill testing in the future.
  San Jack and San Peter are two parallel structures that show subtle quartz veining and strong hydrothermal alteration on surface. These structures are located west of Napoleon and La Luisa, in the southwest dipping, western block of the district. Extrapolation of our working exploration model applied at Napoleon and La Luisa suggests that vein mineralization could occur below the rhyolite tuffs exposing veining and alteration.

Table of Top 20 Drill Composites drilled post September 1, 2023, cut-off date.

Drillhole	From	To	Downhole Length	Estimated True width	Ag	Au	Pb	Zn	AgEq	Vein

	(m)	(m)	(m)	(m)	(g/t)	(g/t)%		%	(g/t)
CS-24-356	219.00	223.90	4.90	4.20	1,694	103.20	-	-	8,817	Copala
Includes	219.85	220.60	0.75	0.64	9,920	663.00	-	-	55,769
NP-24-429	433.75	435.10	1.35	1.30	2390	28.10	2.19	9.61	4,533	HW4
CS-24-352	211.80	217.25	5.45	5.00	1,378	22.95	-	-	2,872	Copala
Includes	213.00	216.00	3.00	2.75	2,115	39.10	-	-	4,681
NP-24-431	428.55	431.15	2.60	2.40	1,551	14.08	0.97	3.84	2,561	HW4
Includes	428.55	429.90	1.35	1.24	2460	23.20	1.57	6.10	4,121
CS-24-347	287.85	294.00	6.15	6.00	1,882	10.31	-	-	2,440	Copala
Includes	289.00	291.45	2.45	2.39	3,859	20.51	-	-	4,957
CS-24-366	348.85	357.00	8.15	7.00	1,898	9.51	-	-	2,398	Copala 3
Includes	348.85	349.50	0.65	0.56	3,950	25.40	-	-	5,385
Includes	351.00	352.50	1.50	1.29	3,430	18.95	-	-	4,457
Includes	352.80	354.00	1.20	1.03	3,200	13.00	-	-	3,829
NP-23-359	80.00	82.05	2.05	1.65	1,552	8.37	0.47	1.22	2,066	El Molino
Includes	80.90	82.05	1.15	0.93	2,630	14.20	0.62	1.57	3,480
CS-23-304	468.00	471.30	3.30	2.80	1,366	6.80	-	-	1,722	Copala
Includes	468.85	469.50	0.65	0.55	5,320	25.20	-	-	6,618
CS-24-354	153.50	168.30	14.80	13.00	1,017	8.19	-	-	1,503	Copala
Includes	153.50	155.10	1.60	1.40	4,124	35.11	-	-	6,229
Includes	157.55	159.05	1.50	1.31	2,540	21.30	-	-	3,813
CS-24-344	561.95	573.90	11.95	8.70	1,096	5.18	-	-	1,363	Copala
Includes	563.10	564.00	0.90	0.66	8,720	36.60	-	-	10,516
CS-24-362	344.60	346.10	16.10	10.50	804	5.27	-	-	1,103	Copala
Includes	337.50	339.75	2.25	1.47	3,437	24.87	-	-	4,881
CS-24-359	332.15	341.65	9.50	7.80	788	4.40	-	-	1,027	Copala 3
Includes	336.25	337.30	1.05	0.86	5,010	25.30	-	-	6,343
Includes	341.00	341.65	0.65	0.53	1,360	7.26	-	-	1,749
CS-24-357	347.00	347.45	14.45	10.90	762	2.80	-	-	891	Copala
Includes	345.50	347.45	1.95	1.47	3,805	13.58	-	-	4,419
CS-24-342	627.60	634.25	6.65	6.00	487	3.69	-	-	703	Copala
NAP-2023-004	108.45	119.35	10.90	6.50	328	4.32	0.79	2.11	696	Napoleon
Includes	109.12	115.25	6.13	3.65	505	6.33	2.89	0.10	1,038
COP-2023-004	195.75	202.10	6.35	5.10	318	5.23	-	-	658	Copala
Includes	197.65	198.00	0.35	0.28	338	16.00	-	-	1,436	Copala
Includes	200.90	202.10	1.20	0.96	1,270	13.45	-	-	2,104	Copala
NP-23-419	564.00	572.45	8.45	3.25	58	7.74	0.73	1.44	650	La Luisa Main
Includes	567.00	568.60	1.60	0.62	50	16.74	0.27	0.99	1,220
NP-23-420	414.60	418.25	3.65	2.80	95	6.97	0.11	0.17	568	La Luisa Main
Includes	415.60	417.50	1.90	1.46	116	11.50	0.05	0.07	888
COP-2023-001	145.30	158.90	13.60	13.60	240	1.61	-	-	332	Copala
Includes	146.00	147.10	1.10	1.10	1,075	11.55	-	-	1,793
NP-23-397	670.15	679.85	9.70	8.70	32	1.44	0.17	2.45	221	La Luisa Main
Includes	670.15	671.55	1.40	1.26	77	6.55	0.54	1.32	577

Note: AgEq = Ag g/t x Ag rec. + ((Au g/t x Au Rec x Au price/gram)+(Pb% x Pb rec. X Pb price/t) + (Zn% x Zn rec. X Zn price/t))/Ag price/gram. Metal price assumptions are $24.00/oz silver, $1,800/oz gold, $2,424.4/t lead and $2,975.4/t zinc. Metallurgical recoveries assumed for Copala are 91% for silver and 94% for gold (see press release dated August 16, 2023). Metallurgical recoveries assumed Napoleon veins and La Luisa are 93% for silver, 90% for gold, 94% for lead and 94% for zinc (see press release dated February 17, 2022).

The Hunt for Project 2:

Since consolidation of the Panuco district, Vizsla has continuously conducted detailed geologic mapping and rock chip sampling. To date Vizsla has mapped ~67% of the district at a 1:1,000 scale and has collected over 5,000 rock chip samples. The mapping and sampling efforts, supported by LiDAR, have allowed the Company to define over 158 targets, in the district, of which 43 have been tested. For the remainder of 2024, Vizsla has planned a fully funded 10,000 metre exploration drill program designed to test multiple veins in five high-priority target areas: Camelia-San Dimas, Animas-Triunfo, Galeana, San Fernando-Nacaral and Jesusita-Palos Verdes.

Other important initiatives planned for Q4 2024 include a geophysical survey consisting of VTEM, airborne mag and radiometrics on ~950-line km at 100 metres at 100 metres spacing. Information derived from these surveys will be applied in combination with other tools on hand such as, geology, geochemistry, alteration and multi-spectral World View III satellite imagery to define new exploration targets and locate additional mineralized centers. Geologic evidence that supports the presence of multiple mineralized centers include: intrusions with different age and composition, ubiquitous presence of dikes and domes, extensive hydrothermal alteration across the district, many vein prospects and a vast amount of veins with variable orientations, geochemistry and recently determined 40Ar/39Ar age dates that resolved mineralization at Copala and Napoleon at 25.81 ± 0.05 Ma and 25.72 ± 0.06 Ma (identical age within error) and sericite alteration at the Guayanera dome along the Animas vein trend at 32.14 ± 0.17 Ma. The age gap of ~6 My between epithermal mineralization in the west and hydrothermal alteration (activity) farther east, supports the hypothesis that multiple hydrothermal centers operated in the district over time.

District Targets:

Notable targets to be tested in Q4 2024 located in the central and east areas of the district with potential to host similar mineral resources to that outlined in Project 1 in the west include:

  Camelia-San Dimas, which consists of two almost vertical subparallel veins in the Camelia trend and the high-grade, flat lying and east dipping, San Dimas Vein. The San Dimas Vein is the highest ranked target due to its features that make it similar to Copala.
  Animas-Triunfo is a target designed to test recent interpretations based on mapping, that indicates that the Animas Vein extends to the southeast, in the direction of the Camelia-San Dimas target veins.
  The Galeana target is a northeast trending vein with significant silver anomalies observed on surface. More importantly, geologic mapping suggests that exposed outcrops of the Galeana Vein occur proximal to the paleosurface, thus providing great potential for deep drilling.
  San Fernando-Nacaral are two parallel veins, that similar to the Galeana target, show indications of great exploration potential at depth.
  Jesusita-Palos Verdes is a northeast trending vein target in the east area of the district. Positive drill results and alteration-based interpretations done by Prismo, combined with significant silver anomalies on surface and spectacular vein outcrops warrant additional deep drilling.

Greenfields Projects:

La Garra

The La Garra-Metates District, comprised of 16 claims covering 16,962 Ha, is located approximately 32 km north-northwest of the Panuco Project and 32 km south-southwest of First Majestic's flagship San Dimas mine. The district contains N-NNW-trending silver-gold-rich epithermal veins in a geological setting akin to that of the Panuco Project and San Dimas. Two main vein systems are known to date: the N-S trending La Garra with ~2.6 km of known strike length and the NW trending Cerro Verde – Las Playas vein system with ~1.8 km of strike length.

In December 2023, Vizsla Silver conducted a five-day site visit and collected 37 samples on vein outcrops and underground pillars on La Garra and Cerro Verde – Las Playas vein systems: fourteen rock-chip samples collected across veins ranging from 0.30 to 2.50 metres reported silver equivalent grades (AgEq) greater than 200 g/t (2.22 to 12.30 g/t Au and 22 to 1,156 g/t Ag). Because of its favourable location in the emerging Panuco – San Dimas silver-gold-rich corridor, its geologic setting, vein orientation and observed high-grades, Vizsla Silver's geologists are confident that the La Garra-Metates District has good potential for a discovery of high-grade mineralization along-strike and at depth on the La Garra and Cerro Verde – Las Playas vein systems.

San Enrique

The San Enrique prospect area is adjacent to the southern boundary of the Panuco project and comprises two titled mining claims covering 10,667.0 Ha. LiDAR and high-resolution mag data show strong NW-trending lineaments, indicative of regional faults and fractures. Two of these lineaments are aligned and seem to be the SE extensions of the Copala fault and the Cordon del Oro - Animas vein structures at Panuco. The San Enrique prospect contains several indicators that suggest it is a highly prospective area, namely: location (Panuco – San Dimas corridor), high-grade deposits immediately north (Copala and Panuco), structural controls (southeast extensions of the Copala fault and Cordon - Animas lineament), domes and an operating mine to the south along another NW regional fault (Santa Fe mine, Inca Azteca). The recently acquired multispectral World View III satellite image covering the Panuco and San Enrique claims will help Vizsla with target definition at San Enrique.

Key Exploration Objectives for 2024

  Complete +10,000 metres of exploration drilling in the central-east area of the district.
  Complete +5,000 meters of resource infill/expansion drilling in Copala central.
  Complete VTEM, airborne mag and radiometric surveys on 950 l-km.
  Advance mapping of the district to 70% coverage.
  Provide updated resource estimate in Q4 2024.

About the Panuco Project

The newly consolidated Panuco silver-gold project is an emerging high-grade discovery located in southern Sinaloa, Mexico, near the city of Mazatlán. The 17,856.5-hectare, past producing district benefits from over 86 kilometres of total vein extent, 35 kilometres of underground mines, roads, power, and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

On January 8, 2024, the Company announced an updated mineral resource estimate for Panuco which includes an estimated in-situ indicated mineral resource of 155.8 Moz AgEq and an in-situ inferred resource of 169.6 Moz AgEq (please refer to our Technical Report on Updated Mineral Resource Estimate for the Panuco Ag-Au-Pb-Zn Project, Sinaloa State, Mexico, by Allan Armitage, Ben Eggers and Peter Mehrfert, dated February 12, 2024 and to our Company´s press release dated January 8, 2024).

About Vizsla Silver

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. To date, Vizsla Silver has completed over 368,000 metres of drilling at Panuco leading to the discovery of several new high-grade veins. For 2024, Vizsla Silver has budgeted +30,000 metres of resource/discovery-based drilling designed to upgrade and expand the mineral resource, as well as test other high priority targets across the district.

Quality Assurance / Quality Control

Drill core samples were shipped to ALS Limited in Zacatecas, Zacatecas, Mexico and in North Vancouver, Canada for sample preparation and for analysis at the ALS laboratory in North Vancouver and rock samples were shipped to SGS Lab in Durango Mexico for sample preparation and analysis. The ALS Zacatecas, North Vancouver facilities and SGS lab are ISO 9001 and ISO/IEC 17025 certified. Silver and base metals were analyzed using a four-acid digestion with an ICP finish and gold was assayed by 30-gram fire assay with atomic absorption ("AA") spectroscopy finish. Over limit analyses for silver, lead and zinc were re-assayed using an ore-grade four-acid digestion with AA finish.

Control samples comprising certified reference samples, duplicates and blank samples were systematically inserted into the sample stream and analyzed as part of the Company's quality assurance / quality control protocol.

Qualified Person

In accordance with NI 43-101, Jesus Velador, Ph.D. MMSA QP., Vice President of Exploration, is the Qualified Person for the Company and has reviewed and approved the technical and scientific content of this news release.

Information Concerning Estimates of Mineral Resources

The scientific and technical information in this news release was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC"). The terms "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used herein are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the "CIM Definition Standards"), which definitions have been adopted by NI 43-101. Accordingly, information contained herein providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder.

You are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, "inferred mineral resources" are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Canadian standards, including the CIM Definition Standards and NI 43-101, differ significantly from standards in the SEC Industry Guide 7. Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the "SEC Modernization Rules"), with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". Information regarding mineral resources contained or referenced herein may not be comparable to similar information made public by companies that report according to U.S. standards. While the SEC Modernization Rules are purported to be "substantially similar" to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards. Accordingly, there is no assurance any mineral resources that the Company may report as "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules.

Website: www.vizslasilvercorp.ca

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward–Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward–looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward–looking statements or information. These forward–looking statements or information relate to, among other things: the exploration, development, and production at Panuco; the publication of an updated mineral resource estimate in late Q4 2024; and exploration objectives and targets.

Forward–looking statements and forward–looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla Silver, future growth potential for Vizsla Silver and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold, and other metals; no escalation in the severity of the COVID-19 pandemic; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla Silver's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla Silver's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance, or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward–looking statements or forward-looking information and Vizsla Silver has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of COVID-19; the economic and financial implications of COVID-19 to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla Silver's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward–looking statements or forward-looking information. Although Vizsla Silver has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla Silver does not intend, and does not assume any obligation, to update these forward–looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

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SOURCE Vizsla Silver Corp.

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%CIK: 0001796073

For further information: Contact Information: For more information and to sign-up to the mailing list, please contact: Michael Konnert, President and Chief Executive Officer, Tel: (604) 364-2215, Email: info@vizslasilver.ca

CO: Vizsla Silver Corp.

CNW 06:00e 21-AUG-24